Exhibit (d)(5)

EXECUTION COPY

LIMITED GUARANTEE

Limited Guarantee, dated as of December 20, 2013 (this “Limited Guarantee”), by Griffin Holdings, LLC, a New York limited liability company (the “Guarantor”), in favor of Tufco Technologies, Inc., a Delaware corporation (the “Company”).

1. GUARANTEE. To induce the Company to enter into the Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used herein but not defined shall have the respective meanings ascribed thereto in the Merger Agreement), among Tufco Holdings, LLC, a Delaware limited liability company (“Parent”), Packers Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Acquisition Sub”), and the Company, pursuant to which Acquisition Sub will be merged with and into the Company, with the Company being the Surviving Corporation, the Guarantor (as primary obligor and not as surety) hereby absolutely, unconditionally and irrevocably guarantees to the Company, on the terms and conditions set forth herein, the due and punctual performance and discharge of all of the payment obligations of Parent and Acquisition Sub under the last sentence of Section 6.9(f), Section 8.3(d) and Section 8.3(g) of the Merger Agreement (including for the avoidance of doubt collection costs of the Company under this Limited Guarantee) (the “Obligations”). The maximum aggregate liability of the Guarantor in respect of the Obligations shall not exceed the sum of (a) $1,500,000, plus (b) any amounts Parent is required to pay under the last sentence of Section 6.9(f) of the Merger Agreement and (c) amounts due the Company under Section 8.3(g) of the Merger Agreement (including for the avoidance of doubt collection costs of the Company under this Limited Guarantee) (such sum, the “Cap”), and the Company hereby agrees that the Guarantor shall in no event be required to pay the Company more than the Cap in respect of the Obligations and that this Limited Guarantee may not be enforced without giving effect to the Cap. It is acknowledged and agreed that this Limited Guarantee will expire and will have no further force or effect, and the Company will have no rights hereunder, in the event that the Closing occurs. Notwithstanding anything to the contrary contained in this Limited Guarantee, the Company hereby agrees that to the extent Parent and Acquisition Sub are relieved of all or any portion of the Obligations by satisfaction thereof or pursuant to any agreement with the Company, the Guarantor shall be similarly relieved, to such extent, of its Obligations under this Limited Guarantee. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

2. NATURE OF GUARANTEE. The Company shall not be obligated to file any claim relating to the Obligations in the event that Parent or Acquisition Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantor’s Obligations hereunder. In the event that any payment to the Company in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to the Obligations (subject to the Cap) as if such payment had not been made. This is an unconditional guarantee of payment and not of collectability. The Company may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantor for the full amount of the Obligations, regardless of whether action is brought against Parent or Acquisition Sub, whether Parent, Acquisition Sub or any other Person is joined in any such action or actions or whether Parent or Acquisition Sub was primarily responsible for causing the payment obligations of Parent, Acquisition Sub or the Guarantor under the Merger Agreement. The Guarantor reserves the right to assert any defenses which Parent or Acquisition Sub may have to payment of the Obligations that arise under the terms of the Merger Agreement.

3. CHANGES IN OBLIGATIONS, CERTAIN WAIVERS. The Guarantor agrees that the Company may at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Obligations, and may also make any agreement with Parent, Acquisition Sub or any Person interested in the transactions contemplated by the Merger Agreement, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting the Guarantor’s Obligations under this Limited Guarantee. The Guarantor agrees that the Obligations of the Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure of the Company to assert any claim or demand or to enforce any right or remedy against Parent, Acquisition Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations made in accordance with the terms thereof or any other agreement evidencing, securing or otherwise executed in connection with the Obligations; (c) the addition, substitution or release of any Person interested in the transactions contemplated by the Merger Agreement; (d) any change in the corporate existence, structure or ownership of Parent, Acquisition Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (e) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Acquisition Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (f) the existence of any claim, set-off or other right which the Guarantor may have at any time against Parent, Acquisition Sub or the Company, whether in connection with any Obligations or otherwise; or (g) the adequacy of any other means the Company may have of obtaining payment of the Obligations. To the fullest extent permitted by law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Company. The Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of the Obligations and all other notices of any kind (except for notices to be provided to Parent and Acquisition Sub in accordance with Section 9.10 of the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Parent, Acquisition Sub or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than fraud and willful misconduct by the Company or any of its Affiliates, defenses to the payment of the Obligations that are available to Parent or Acquisition Sub under the Merger Agreement or breach by the Company of this Limited Guarantee). The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

The Guarantor hereby unconditionally and irrevocably waives, and agrees not to exercise, any rights that it may now have or hereafter acquire against Parent, Acquisition Sub or any other Person interested in the transactions contemplated by the Merger Agreement that arise from the existence, payment, performance, or enforcement of the Guarantor’s Obligations under or in respect of this Limited Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent, Acquisition Sub or such other Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent, Acquisition Sub or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Obligations and all other amounts payable under this Limited Guarantee shall have been paid in full in cash. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in cash of the Obligations and all other amounts payable under this Limited Guarantee, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of the Guarantor and shall forthwith be paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and all other amounts payable under this Limited Guarantee, in accordance with the terms of the Merger Agreement, whether matured or unmatured, or to be held as collateral for the Obligations or other amounts payable under this Limited Guarantee thereafter arising.

4. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Company of any right, remedy or power hereunder or under the Merger Agreement or otherwise preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Company shall be cumulative and not exclusive of any other, and may be exercised by the Company at any time or from time to time. Nothing in this Limited Guarantee shall affect or be construed to affect any liability of Parent or Acquisition Sub to the Company.

5. REPRESENTATIONS AND WARRANTIES. The Guarantor hereby represents and warrants that:

(a) the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action and do not contravene any provision of the Guarantor’s charter, partnership agreement, operating agreement or similar organizational documents or any law, regulation, rule, decree, order, judgment or contractual restriction binding on the Guarantor or its assets;

(b) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(c) this Limited Guarantee constitutes a legal, valid and binding Obligations of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(d) the Guarantor has the financial capacity to pay and perform its Obligations under this Limited Guarantee, and funds equal to or in excess of the Cap either on hand or through uncalled capital commitments and its limited partners or other investors have the obligations to fund such capital commitments and such funds and/or commitments shall be available to the Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 8 hereof.

6. NO ASSIGNMENT. Neither the Guarantor nor the Company may assign its rights, interests or Obligations hereunder to any other Person (except by operation of law) without the prior written consent of the Company (in the case of an assignment by the Guarantor) or the Guarantor (in the case of an assignment by the Company); provided, however, that the Guarantor may assign all or a portion of its Obligations hereunder to an Affiliate of the Guarantor; provided, that no such transfer shall relieve the Guarantor of any liability or Obligations hereunder except until and only to the extent actually performed or satisfied by the assignee.

7. NOTICES. Each notice, request, demand or other communication under this Limited Guarantee shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two (2) business days after being sent; (c) if sent by facsimile transmission before 5:00 p.m. (California time) on any business day, then such communication shall be deemed duly given and made when receipt is confirmed; (d) if sent by facsimile transmission on a day other than a business day and receipt is confirmed, or if sent after 5:00 p.m. (California time) on any business day and receipt is confirmed, then such communication shall be deemed duly given and made on the business day following the date which receipt is confirmed; and (e) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative; provided that, in all cases, such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Limited Guarantee:

(i)	if to the Company, to it at:

Tufco Technologies, Inc.

PO Box 23500

Green Bay, Wisconsin 54305

Attention: Chief Executive Officer

Facsimile: 920-482-5816

with a copy (which shall not constitute notice) to:

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Attention: Richard Goldberg

Facsimile: (212) 698-3599

(ii)	if to Guarantor, to it at:

Griffin Holdings, LLC

2121 Avenue of the Stars, Suite 2575

Los Angeles, California 90067

Attention: Shaun Gabbay

Facsimile: (424) 245-4623

with a copy (which shall not constitute notice) to:

Cooley LLP

1333 2nd Street, Suite 400

Los Angeles, California 90401

Attention: C. Thomas Hopkins

Facsimile: (310) 883-6500

8. CONTINUING GUARANTEE. Unless terminated pursuant to this Section 8, this Limited Guarantee shall remain in full force and effect and shall be binding on the Guarantor, its successors and assigns until the Obligations (as such Obligations may be modified pursuant to the last sentence of Section 1 hereof) is indefeasibly paid or satisfied in cash in full. Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantor shall have no further Obligations under this Limited Guarantee as of the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms by mutual consent of the parties or under circumstances in which Parent or Acquisition Sub would not be obligated to make any payments under the last sentence of Section 6.9(f) or Section 8.3(d) of the Merger Agreement or (c) the six month anniversary of any termination of the Merger Agreement in accordance with its terms under circumstances in which Parent or Acquisition Sub would be obligated to make any payments under the last sentence of Section 6.9(f) or Section 8.3(d) of the Merger Agreement if the Company has not presented a claim for payment of the Obligations to either Parent, Acquisition Sub or the Guarantor by such six month anniversary, in which case as of the date such claim is finally satisfied or otherwise resolved. Notwithstanding the foregoing, in the event that the Company or any of its Subsidiaries asserts in any litigation or other proceeding that the provisions of Section 1 hereof limiting the Guarantor’s liability to the Cap or that the provisions of this Section 8 or Section 9 hereof are illegal, invalid or unenforceable in whole or in part or asserts any theory of liability against any Representative (as hereinafter defined) or, other than its right to recover from the Guarantor for up to the amount of the Obligations (subject to the Cap and the other limitations described herein), against the Guarantor, Parent or Acquisition Sub, then (i) the Obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and shall thereupon be null and void, (ii) if the Guarantor has previously made any payments under this Limited Guarantee it shall be entitled to recover such payments from the Company and (iii) neither the Guarantor nor any of its Representatives shall have any liability to the Company or any of its Affiliates with respect to the transactions contemplated by the Merger Agreement, the Equity Commitment Letter from the Guarantor to Acquisition Sub, or under this Limited Guarantee.

9. NO RECOURSE.

(a) The Company acknowledges that the sole assets of Parent and Acquisition Sub are cash in a de minimis amount and the respective rights of each of Parent and Acquisition Sub under the Merger Agreement, and that no additional funds are expected to be contributed to Parent or Acquisition Sub unless and until the Closing occurs. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered contemporaneously herewith, the Company, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no Person other than the Guarantor shall have any Obligations hereunder and that it has no rights of recovery against, and no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against, any former, current or future director, officer, general or limited partner, stockholder, member, manager, controlling person, Affiliate, employee or agent of the Guarantor, Parent or Acquisition Sub (or any of their successors or permitted assignees) or against any former, current or future director, officer, general or limited partner, stockholder, member, manager, controlling person, Affiliate, employee or agent of any of the foregoing (or any of their successors or permitted assignees) (each, other than the Guarantor, Parent or Acquisition Sub, a “Representative”) or, other than its right to recover from the Guarantor for up to the amount of the Obligations (subject to the Cap and the other limitations described herein), and other than to the extent set forth in Section 9.13 of the Merger Agreement, the Guarantor, whether by or through attempted piercing of the corporate, partnership or limited liability company veil, by or through a claim by or on behalf of Parent or Acquisition Sub against the Guarantor, Parent, Acquisition Sub or any Representative, by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or otherwise.

(b) Recourse against the Guarantor under this Limited Guarantee shall be the sole and exclusive remedy of the Company and its Affiliates against the Guarantor, Parent, Acquisition Sub or any of their Representatives in respect of any liabilities or Obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, including by piercing of the corporate veil or by a claim by or on behalf of Parent except for (i) claims by the Company against Parent or Acquisition Sub under and in accordance with the Merger Agreement (subject to the limitations of Section 8.3(e) of the Merger Agreement), (ii) claims under and in accordance with the Confidentiality Agreement or (iii) claims by the Company (x) against Parent and Acquisition Sub seeking to cause Parent and Acquisition Sub to enforce the Equity Commitment Letter and (y) against Investor (as defined in the Equity Commitment Letter) directly seeking to cause Investor to fund under the Equity Commitment Letter, in each case, in accordance with and to the extent (but only to the extent) permitted by the Merger Agreement. Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person (including any Person acting in a representative capacity) other than the Company any rights or remedies against any Person including the Guarantor, except as expressly set forth herein.

(c) The Company acknowledges that the Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 9. This Section 9 shall survive termination of this Limited Guarantee.

10. GOVERNING LAW; SUBMISSION TO JURISDICTION. This Limited Guarantee shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto (a) irrevocably consents to submit itself to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware) (such courts, collectively, the “Delaware Courts”) in the event any dispute arises out of this Limited Guarantee, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court, (c) irrevocably waives the right to a trial by jury, and (d) agrees that it will not bring any action relating to this Limited Guarantee or the transactions contemplated by this Limited Guarantee in any court other than a Delaware Court.

11. COUNTERPARTS. This Limited Guarantee may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

12. NO PRESUMPTION AGAINST DRAFTING PARTY. Each of the parties hereto acknowledges that it has been represented by counsel in connection with this Limited Guarantee and the transactions contemplated by this Limited Guarantee. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Limited Guarantee against the drafting party has no application and is expressly waived.

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IN WITNESS WHEREOF, each of the Guarantor and the Company have caused this Limited Guarantee to be executed as of the date first written above by its officer thereunto duly authorized.

GRIFFIN HOLDINGS, LLC

By:	/s/ Shaun Gabbay
Name: Shaun Gabbay
Title: Manager

Accepted and Agreed to:

TUFCO TECHNOLOGIES, INC.

By:	/s/ James F. Robinson
Name: James F. Robinson
Title: President and CEO